EXHIBIT 12.1

BERKSHIRE HATHAWAY ENERGY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (In Millions, Except Ratios)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings Available for Fixed Charges:
Net income	$2,910	$2,570	$2,400	$2,122	$1,676

Add (Deduct):
Income tax expense (benefit)	(554)	403	450	589	130
Equity (income) loss	151	(123)	(115)	(109)	35
Add:
Fixed charges	1,896	1,911	1,963	1,766	1,268
Distributions from equity investees	109	55	77	30	16
Deduct:
Capitalized interest	(11)	(15)	(18)	(44)	(48)
Preferred stock dividend requirements of consolidated subsidiaries	(3)	(5)	(5)	(6)	(7)

	1,588	2,226	2,352	2,226	1,394

Total earnings available for fixed charges	$4,498	$4,796	$4,752	$4,348	$3,070

Fixed Charges:
Interest expense	1,841	1,854	1,904	1,711	1,222
Estimated interest portion of rental payments	52	52	54	49	39
Preferred stock dividend requirements of consolidated subsidiaries	3	5	5	6	7

Total fixed charges	$1,896	$1,911	$1,963	$1,766	$1,268

Ratio of earnings to fixed charges	2.4x	2.5x	2.4x	2.5x	2.4x